Exhibit A.1

March 25, 1992

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION
DIVISION OF INVESTMENT MANAGEMENT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Our Ref. No. 92-2-OPUR
Northeast Utilities
File No. 132-3

     Based on the facts and representations in your letter of March 12, 1992, we would not recommend any enforcement action to the Commission under the Public Utility Holding Company Act of 1935 ("Act") in the event that the Connecticut National Bank, as trustee of a TRAESOP/PAYSOP trust, Mellon Bank, N.A., as trustee of an employee stock ownership plan trust, and Fleet Bank, N.A., as trustee of the 401(k) Common Shares Trust ("Trustees" and "Trusts," respectively), all of which will exist under the Northeast Utilities Service Company Supplemental Retirement and Savings Plan ("401(k) Plan"), and the 401(k)Plan, proceed with the transactions in the manner described.

   Specifically, we will not recommend any action by the Commission which would result in the Trustees or the Trusts being deemed to be a "holding company," asthat term is defined in Section 2(a)(7)(A) of the Act, or an "affiliate," as that term is defined in Section 2(a)(11)(A) of the Act, on account of the transactions described.

   Because this position is based on the facts and representations in your letter, you should note that any different facts or conditions might rehire a different conclusion. Further, this response expresses only the Division of Investment Management's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

/s/Walter G. Van Dorn, Jr.
Staff Attorney

NORTHEAST UTILITIES
General Offices
 Selden Street, Berlin, Connecticut

P.O. BOX 270
HARTFORD, CONNECTICUT 06141-0270
(203) 665-5000
March 12, 1992

Mr. William C. Weeden
Assistant Director
Securities and Exchange Commission
Office of Public Utility Regulation
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Weeden:

   On behalf of Northeast Utilities ("NU") and each of the Trusts, Trustees, and the 401(k) Plan (each as defined below), I hereby request that the Staff of the Securities and Exchange Commission ("Commission") concur in my opinion that following consummation of the transactions described below, none of the Trustees, the Trusts or the 401(k) Plan will constitute holding companies as defined in Section 2(a)(7)(A) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), or affiliates as defined in Section 2(a)(11)(A) of the Act, on account of their respective ownership of common shares, $ 5.00 par value, of NU ("Common Shares") in trust under the terms of the 401(k) Plan, even if their individual or aggregate ownership of Common Shares exceeds ten percent or five percent, respectively.

   NU is a holding company as defined by the Act. NU is the parent company of the Northeast Utilities system (the "System"). It is not itself an operating company. Through three wholly-owned subsidiaries, the System furnishes electric service in most of Connecticut and western Massachusetts.

   As of December 31, 1991, NU had 119,254,125 Common Shares issued and outstanding. NU's shares are listed for trading on the New York Stock Exchange. As of December 31, 1991, NU had approximately 147,000 shareholders.

   The Northeast Utilities Service Company Supplemental Retirement and Savings Plan (the "401(k) Plan") is a defined contribution benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of System employees. 401(k) Plan participants may defer receipt of a portion of their income (up to thirteen percent) on a before-tax basis, and may also make after-tax contributions. The System encourages such deferrals by providing an employer matching contribution that is credited to participants'accounts under the 401(k) Plan.

   Following the consummation of certain transactions expected to be completed in March, 1992, which are the subject of an application/declaration on Form U-1 under the Act (File No. 70-7954), several trusts will exist under the 401(k) Plan which will hold Common Shares for the benefit of 401(k) Plan participants. These trusts (the "Trusts") and their respective trustees (the "Trustees") are as follows:

   (a) a "TRAESOP/PAYSOP Trust", with The Connecticut National Bank as trustee (the "TRAESOP/PAYSOP Trustee"). The TRAESOP and PAYSOP are two defined contribution pension plans sponsored by Northeast Utilities Service Company, a subsidiary of NU. Contributions to these plans have been frozen for several years as the result of changes in the federal tax laws. The TRAESOP/PAYSOP Trust holds Common Shares that were credited to the accounts of TRAESOP and PAYSOP participants before the plans were frozen, together with additional Common Shares purchased by the TRAESOP/PAYSOP Trustee with cash dividends paid by NU on the Common Shares held in the TRAESOP/PAYSOP Trust. As of December 31, 1991 the TRAESOP/PAYSOP Trust held in the aggregate approximately 3.1 million Common Shares, or 2.6 percent of the Common Shares outstanding at that date. These shares are not generally distributable to TRAESOP/PAYSOP participants until termination of employment or the conditions of certain specified in-service distributions are met. As part of the consummation of the transactions described in File No. 70-7954, the TRAESOP and the PAYSOP will be merged into the 401(k) Plan and the TRAESOP/PAYSOP Trust will become a trust under the 401(k) Plan. All shares in the TRAESOP/PAYSOP Trust are allocated to participants' accounts.

   (b) an employee stock ownership plan ("ESOP") trust (the "ESOP Trust"), with Mellon Bank, N.A. as trustee (the "ESOP Trustee"). The ESOP Trust currently holds approximately 7.6 million Common Shares, which were issued and sold to the ESOP Trustee by NU in December,1991 pursuant to the Commission's order (HCA Rel. No. 35-25411, November 18, 1991). Upon consummation of the transactions that are the subject of NU's application/declaration in File No. 70-7954, the ESOP Trustee will acquire up to approximately 3.4 million additional Common Shares for the ESOP Trust, and the ESOP Trust will then hold a total of up to 11 million Common Shares (the "ESOP Shares"), or 9.3 percent of the Common Shares outstanding at December 31, 1991. The ESOP Shares will be used to fund two benefits under the 401(k) Plan. Until ESOP Shares are allocated to participants' accounts, they are held by the ESOP Trustee in an "unallocated stock account".

   (c) a "401(k) Common Shares Trust", with Fleet Bank, N.A., as trustee (the "401(k) Trustee"). A 401(k) Plan participant may direct the plan administrators as to the investment of his or her contributions to the 401(k) Plan and the corresponding employer matching contribution (except for the portion of the employer match that will be used to make payments on the ESOP loan as described in paragraph (b) above). One of the investment options under the 401(k) Plan is the NU Common Shares Fund, as to which the 401(k) Trustee invests participants' contributions in Common Shares which are purchased on the open market and placed in the 401(k) Common Shares Trust. As of December 31, 1991,there were approximately 727,000 Common Shares in the 401(k) Common Shares Trust, representing 0.6 percent of the Common Shares outstanding at that time. All shares in the 401(k) Common Shares Trust are allocated to participants'accounts.

   Following the consummation of these transactions, the TRAESOP/PAYSOP Trustee would have record ownership of approximately 3.1 million Common Shares held in the TRAESOP/PAYSOP Trust, constituting approximately 2.6 percent of the shares outstanding at December 31, 1991, the ESOP Trustee would have record ownership of approximately 11 million Common Shares held in the ESOP Trust, constituting approximately 9.2 percent of the shares outstanding, and the 401(k) Trustee would have record ownership of approximately 0.7 million Common Shares held in the 401(k) Common Shares Trust, constituting approximately 0.6 percent of the Common Shares outstanding. The aggregate estimated number of Common Shares held in trusts under the 401(k) Plan would be 14.8 million, or 12.4 percent of the shares outstanding at December 31, 1991.

   Section 2(a)(7)(A) of the Act states that "any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company" is a "holding company" under the Act. Under Section 2(a)(11)(A) of the Act, "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities" of a company is an "affiliate" of such company under the Act. It is my opinion that none of the 401(k) Plan, the Trustees or the Trusts should be deemed to be "holding companies" or "affiliates" of NU or any of NU's subsidiaries, as the terms "holding company" and "affiliate" are defined in Sections 2(a)(7)(A) and 2(a)(11)(A) of the Act, respectively, since as described below, the Trustees will not possess, directly or indirectly, individually or in the aggregate, the incidents of ownership, voting power or controlling influence over the management or policies of a public utility company to a degree that would trigger the applicability of these statutory provisions.

   Each person whose account includes Common Shares held in the TRAESOP/PAYSOP Trust will have the right to direct the TRAESOP/PAYSOP Trustee as to the manner to vote, and may direct the TRAESOP/PAYSOP Trustee to tender or exchange, such shares. The TRAESOP/PAYSOP Trustee may not vote, tender or exchange shares for which it has not received direction from such persons. However, under ERISA, the TRAESOP/PAYSOP Trustee may be required, in certain limited circumstances, to substitute its judgment for that of the plan participants in voting, tendering or exchanging the Common Shares in the TRAESOP/PAYSOP Trust (the "ERISA Voting override"). For example, the TRAESOP/PAYSOP Trustee might be required under ERISA to substitute its judgment for that of the plan participants if the trustee were to conclude that NU had provided false, misleading or incomplete information to the participants or had subjected the participants to undue or otherwise improper influence.

   Each person whose account includes allocated Common Shares held in the ESOP Trust will have the right to direct the ESOP Trustee as to the manner to vote,and may direct the ESOP Trustee to tender or exchange, such shares. The ESOP Trustee may not vote, tender or exchange shares for which it has not received direction from such persons. The ESOP Trustee is required to vote, tender or exchange, as the case may be, shares held in the unallocated stock account under the ESOP Trust in the same proportion as the allocated shares. Except as may be required by the ERISA Voting Override, therefore, the ESOP Trustee has no discretion as to the voting of the shares in the ESOP Trust.

   Under the terms of the 401(k) Common Shares Trust as currently in effect, the 401(k) Trustee has the right to vote the Common Shares held in the 401(k) Common Shares Trust. However, NU undertakes to amend the 401(k) Common Shares Trust to provide that each person whose account includes Common Shares held in the 401(k) Common Shares Trust will have the right to direct the 401(k) Trustee as to the manner to vote, and to direct the 401(k) Trustee to tender or exchange, such Common Shares, and that the 401(k) Trustee will not have the ability to vote, tender or exchange shares for which it has not received direction from such persons. Accordingly, following this amendment to the 401(k) Common Shares Trust, the 401(k) Trustee will have no discretion as to the vote, tender or exchange of the Common Shares held in the 401(k) Common Shares Trust independent of the wishes of the 401(k) Plan participants, except as may be required by the ERISA Override.

   My opinion concerning the application of Sections 2(a)(7)(A) and 2(a)(11)(A)of the Act to the 401(k) Plan, the 401(k) common Shares Trust, and the 401(k) Trustee assumes that the 401(k) Common Shares Trust has been amended to remove the 401(k) Trustee's right to vote, tender, or exchange the Common Shares held in the 401(k) Common Shares Trust (except as may be required by the ERISA Voting Override), as set forth above, and I am seeking the Staff's concurrence in this opinion only on the assumption that the 401(k) Common Shares Trust has been so amended. The discussion that follows assumes that such amendment has occurred.

   As set forth above, the incidents of ownership or control that the Trustees may possess under the terms of the 401(k) Plan are purely administrative in nature. These Trustees hold the Common Shares in their respective Trusts for the benefit of the 401(k) Plan participants and their beneficiaries. Except as maybe required by the ERISA Voting Override, these Trustees do not exercise independent judgment with respect to the voting, tender or exchange of those shares and do not have the power to control how and when shares are allocated to participants' accounts. Even in the case of a Trustee exercising its obligation to vote an ERISA Voting Override, the Trustee so acting must do so in a way that it believes serves the best interests of the 401(k) Plan participants and their beneficiaries, and not in a way that serves its own pecuniary interests. The Trustees also lack any beneficial interest in the capital value of the shares and any appreciation that may result from an increase in their market value.

   A similar question was considered by the Staff in Manufacturers Hanover Trust Company, SEC No-Action Letter (publicly available August 1, 1974). In Manufacturers Hanover, the Staff concluded that the trustee of the Employee Thrift Plan of Columbia Gas System Trust ("Columbia Plan") was not an affiliate under Section 2(a)(11)(A) since it did not own or control (for purposes of the Act) the shares it held in the Columbia Plan.

   The Staff's decisions in Florida Power and Light Company, SEC No-Action Letter (publicly available December 5, 1990), Minnesota Power and Light Company, SEC No-Action Letter (publicly available November 29, 1990) and Employee Thrift Plan of Columbia Gas System Trust, SEC No-Action Letter (publicly available February 28, 1990) also lend direct support to the positions taken herein. All three letters involved trustees of employee plans holding or projected to hold in excess of ten percent of the outstanding voting stock of the companies named in those letters. In each of the no-action letters, the Staff indicated that it would not recommend any enforcement action that would result in the respective plan trustees being deemed either a holding company or an affiliate under Sections 2(a)(7)(A) and 2(a)(11)(A) of the Act, based on the facts and representations contained in the no-action requests. These facts and representations made it clear that plan trustees did not possess the indicia of ownership, control or voting power contemplated by Sections 2(a)(7)(A) and 2(a)(11)(A) with respect to the stock held by such trustees.

   Accordingly, it is my opinion that as described above, neither the 401(k) Plan, nor any of the Trusts thereunder, nor any of the Trustees, will constitute an affiliate or a holding company, as such terms are defined in the Act. For the above reasons, I request that the Staff indicate that it concurs in this opinion and will not recommend any enforcement action to the contrary.

   If you have any questions regarding this matter or require further information, please contact me at (203) 665-3541. In my absence, please speak with Richard M. Early, Senior Counsel, at (203) 665-3031.

Very truly yours,

/s/John B. Keane
Associate General Counsel